Exhibit 99.2

MER TELEMANAGEMENT SOLUTIONS LTD.
_____________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are invited to attend the Extraordinary General Meeting of Shareholders, or the Meeting, of Mer Telemanagement Solutions Ltd. or the Company, to be held on Wednesday, May 5, 2021 at 12:30 p.m. (Israel time) at the offices of Ephraim Abramson & Co., Law Offices, 52 Menahem Begin Rd., Sonol Tower, 12th Floor, Tel Aviv, 6713701, Israel, and thereafter as it may be adjourned or postponed from time to time.

The Meeting has been called at the request of Mr. David Elliot Lazar, Custodian Ventures LLC and Activist Investing LLC, together the Lazar Group, who hold, in the aggregate, more than 5% of the voting rights and issued and outstanding share capital of the Company. The Israeli Companies Law, 1999, provides that our Board of Directors is required to convene an extraordinary meeting upon the written request of one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power, or (b) 5% or more of our outstanding voting power. Accordingly, our Board of Directors has called the Meeting at the request of the Lazar Group.

Proposals Presented by the Lazar Group:

1.	To terminate the service term of each of the following currently serving directors: Mr. Haim Mer, the Chairman of our Board, Mr. Scott Burell and Mr. Isaac Onn; and

2.
To elect David Lazar, Uri Ben-Or and Eric Greenberg to serve as members of our Board of Directors until the next annual meeting of shareholders and until their successors have been duly elected and qualified.

Our Board of Directors recommends that you vote AGAINST the foregoing proposals, each of which is more fully described in the accompanying Proxy Statement.

Proposal Presented by the Company’s Board of Directors:

1.	To reelect Scott Burell and Isaac Onn to serve as members of our Board of Directors until the next annual meeting of shareholders and until their successors have been duly elected and qualified.

Our Board of Directors recommends that you vote FOR the foregoing proposal, which is more fully described in the accompanying Proxy Statement.

Shareholders of record at the close of business on Thursday, April 1, 2021 are entitled to notice of and to vote at the Meeting or any adjournments or postponements thereof.

We expect that the Proxy Statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about Tuesday, April 6, 2021.

The approval of the proposals set forth above requires the affirmative vote of holders of at least a majority of our company’s ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage.

We know of no other matters to be submitted at the Meeting other than as specified in this Notice of Extraordinary General Meeting of Shareholders.  If any other business is properly brought before the Meeting, the persons named as proxies will vote in respect thereof in accordance with the recommendation of our Board of Directors.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than April 1, 2021. Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be furnished to the SEC on Form 6-K and available to the public on the SEC’s website at http://www.sec.gov.

You can vote either by mailing in your proxy or in person by attending the Meeting.  If voting by mail, the proxy must be received by our transfer agent at least 48 hours prior to the appointed time of the Meeting or at our registered office in Israel at least four (4) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If you attend the Meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.  Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to our address set forth in the Proxy Statement by Sunday, April 25, 2021.  Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public at the abovementioned website.

Joint holders of ordinary shares should note that, pursuant to Article 28.6 of our company’s Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

In light of the outbreak of the coronavirus disease 2019 (COVID-19) pandemic, the Company reserves the option to convert the Meeting from a physical meeting to a virtual meeting. In the event the Company so elects, the Company will issue a press release and/or furnish a Form 6-K or other document to the SEC prior to the date of the Meeting outlining the manner in which shareholders may attend the virtual meeting.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 4 HOURS PRIOR TO THE MEETING.

Sincerely, /s/ Haim Mer Haim Mer Chairman of the Board of Directors

March 25, 2021

ii

MER TELEMANAGEMENT SOLUTIONS LTD.
_____________________

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Mer Telemanagement Solutions Ltd., to be voted at the Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders of Mer Telemanagement Solutions Ltd., or the Company.  The Meeting will be held at 12:30 p.m. (Israel time) on Wednesday, May 5, 2021 at the offices of Ephraim Abramson & Co., Law Offices, 52 Menahem Begin Rd., Sonol Tower, 12th Floor, Tel Aviv, 6713701, Israel, and thereafter as it may be adjourned or postponed from time to time. In light of the outbreak of the coronavirus disease 2019 (COVID-19) pandemic, the Company reserves the option to convert the Meeting from a physical meeting to a virtual meeting. In the event the Company so elects, the Company will issue a press release and/or furnish a Form 6-K or other document to the SEC prior to the date of the Meeting outlining the manner in which shareholders may attend the virtual meeting.

The Meeting has been convened at the request of Mr. David Elliot Lazar, Custodian Ventures LLC and Activist Investing LLC, or, together the Lazar Group, who hold, in the aggregate, more than 5% of the voting rights and issued and outstanding share capital of the Company. On February 1, 2021, we received a written request from the Lazar Group to convene a general meeting of our shareholders, or the Demand. The Israeli Companies Law, 1999, or the Companies Law, provides that our Board of Directors is required to convene an extraordinary meeting upon the written request of one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power, or (b) 5% or more of our outstanding voting power. Accordingly, our Board of Directors has convened the Meeting in response to the Demand submitted by the Lazar Group.

Purpose of the Extraordinary General Meeting

Proposals Presented by Lazar:

1.	To terminate of the service term of each of the following currently serving directors: Mr. Haim Mer, the Chairman of our Board, Mr. Scott Burell and Mr. Isaac Onn; and

2.
To elect each of David Lazar, Uri Ben-Or and Eric Greenberg to serve as members of our Board of Directors until the next annual meeting of shareholders and until their successors have been duly elected and qualified.

Our Articles of Association, or the Articles, provide, in Article 34.6, that the Meeting may remove a director from office before the expiry of his tenure and appoint another person to serve as a director in his place. Therefore, in the event the resolution proposed under Item 1 is not approved by the requisite majority, the resolution proposed under this Item 2 will be removed from the agenda for the Meeting.

Our Board of Directors recommends that you vote AGAINST the foregoing proposals, each of which is more fully described below.

Proposal Presented by the Company’s Board of Directors:

1.	To reelect Scott Burell and Isaac Onn to serve as members of our Board of Directors until the next annual meeting of shareholders and until their successors have been duly elected and qualified.

Our Board of Directors recommends that you vote FOR the foregoing proposal, which is more fully described below.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 4 HOURS PRIOR TO THE MEETING.

Proxy Procedure

Only holders of record of our ordinary shares, par value NIS 0.03 per share, as of the close of business on Thursday, April 1, 2021, are entitled to notice of, and to vote in person or by proxy, at the Meeting or any adjournments or postponements thereof.  As of March 25, 2021, there are 4,494,323 outstanding ordinary shares. Pursuant to the terms of Article 7.2.4 of our Articles, holders of our preferred shares are also entitled to vote on all matters submitted to a vote of our ordinary shares (on an as-converted basis, but only up to the number of votes equal to the number of ordinary shares into which the preferred shares would be convertible pursuant to the Beneficial Ownership Limitation, which is defined in our Articles as 9.99% of the number of our ordinary shares outstanding immediately after giving effect to the issuance of ordinary shares issuable upon conversion of preferred shares held by the applicable shareholder). For more information, see “Security Ownership of Certain Beneficial Owners” below.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.

If voting by virtue of a “legal proxy” or by mail, the proxy must be received by our transfer agent at least 48 hours prior to the appointed time of the Meeting or at our registered office in Israel at least four (4) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, your proxy may be revoked at any time prior to its exercise by notice in writing of the shareholder to us, delivered at our address above up to one hour prior to the Meeting and indicating that its/his/her proxy is revoked, or by timely submitting another proxy with a later date.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by timely submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two or more shareholders holding in the aggregate more than 25% of the total voting powers attached to our ordinary shares (on an as-converted basis, subject to the Beneficial Ownership Limitation applicable to holders of our preferred shares), represented in person or by proxy at the Meeting, will constitute a quorum.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  If a quorum is not present at the reconvened meeting within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall be a quorum.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  A broker non-vote will also be used for the purpose of establishing a quorum, but will not otherwise be counted in the voting process. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the Meeting. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes.

Majority Vote Standard

The approval of the proposals on the agenda of the Meeting requires the affirmative vote of holders of at least a majority of our Company’s ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Extraordinary General Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy materials to the beneficial owners of our ordinary shares.

Adjournment and Postponement

Although we do not expect this to occur, our shareholders may also be asked to vote to adjourn or postpone the Meeting for the purpose of soliciting additional proxies in favor of any proposals on the agenda of the Meeting.

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to:

Corporate Secretary
Mer Telemanagement Solutions Ltd.
14 Ha’tidhar Street, P.O. Box 2112
Ra’anana 4366516, Israel

Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information as of March 25, 2021 regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares (on an as-converted basis, subject to the Beneficial Ownership Limitation):

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Haim Mer and Dora Mer(3)	540,641	11.35%
Roger Challen(4)	462,054	9.70%
Alpha Capital(5)	475,662	9.99%
David Elliot Lazar(6)	424,800	8.92%
Kfir Siberman(7)	253,236	5.32%
_______________________
(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)
The percentages shown are based on 4,494,323 ordinary shares (excluding 1,800 ordinary shares held as treasury shares) and 1,831,579 preferred shares (on an as-converted basis, subject to the Beneficial Ownership Limitation), outstanding on March 25, 2021.

(3)
Based upon a Schedule 13D/A filed with the SEC on August 24, 2017 and other information available to us.  Mr. Haim Mer and his wife, Mrs. Dora Mer, are the record holders of 247,960 ordinary shares and the beneficial owners of 290,742 ordinary shares through their controlling interest in Mer Ofekim Ltd., 1,923 ordinary shares through their controlling interest in Mer Services Ltd. and 16 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(4)
Based upon a Schedule 13D/A filed with the SEC on August 24, 2017, and other information available to us, Mr. Challen is the beneficial owner of 462,054 ordinary shares through his controlling interest in the Info Group, Inc., a Massachusetts corporation.

(5)
Based upon a Schedule 13G/A filed with the SEC on November 21, 2019 and other information known to us, Alpha Capital holds 208,600 ordinary shares and 1,831,579 preferred shares, which are currently subject to the Beneficial Ownership Limitation.

(6)
Based upon a Schedule 13D/A filed with the SEC on January 29, 2021. Mr. Lazar holds the 424,800 ordinary shares through Custodian Ventures LLC, a Wyoming limited liability company (which holds 49,400 ordinary shares), Activist Investing LLC, a New York limited liability company (which holds 66,000 ordinary shares) and directly (309,400 ordinary shares).

(7)
Based upon a Schedule 13G filed with the SEC on January 12, 2021. Mr. Silberman is the beneficial owner of 253,236 ordinary shares through his controlling interest and officer, sole director and chairman of the board position in L.I.A. Pure Capital Ltd., an Israeli company.

POSITION STATEMENT OF THE COMPANY’S BOARD OF DIRECTORS

As disclosed by the Company in its public filings, during 2019 the Company commenced seeking business opportunities that will generate value to the Company and its shareholders. Since then, the Company’s management reviewed numerous potential transactions.

During December 2020, the Company began negotiating a merger transaction with a private company, or the Target Company, operating in a growing segment of the technology field.  This transaction is intended to result in the business of the Target Company being merged into the Company and with the shareholders of the Company retaining a substantial interest in the merged company.

In late December 2020, the parties signed a non-binding letter of intent, or LOI, providing for the terms of a merger between the Company and the Target Company, whereby the Target Company’s business will be merged into the Company and shareholders of the Target Company will become the majority holders of the Company. Following the execution of the LOI, the parties commenced an intensive due diligence process and initiated negotiation of a definitive agreement and ancillary documents.  The Company also engaged a prominent firm to provide an opinion as to the fairness, from a financial point of view, of the consideration being received by the Company in connection with the transaction.

Based on public disclosures made by Mr. Lazar, Mr. Lazar commenced his acquisition of the Company’s ordinary shares in late December 2020 as well.

In early February 2021, the Company received a demand from Mr. Lazar to convene the extraordinary meeting. Following the publication of Mr. Lazar’s demand, representatives of the Target Company raised concerns that due to the lack of clarity of the board composition, it might not proceed with the transaction. Concerned about the possibility of the transaction being jeopardized, the Company’s Board decided to file a motion with the Israeli court, requesting that the date of calling of the extraordinary general meeting demanded by Mr. Lazar be postponed for a 90 day period.

On March 3, 2021, a court hearing was held. After hearing the arguments of the Company and Mr. Lazar, the court recommended that the parties seek mediation and postpone the publication of the notice of the meeting until March 25, 2021.

After the mediation process commenced, Mr. Lazar referred several companies to the Company that he claimed were seeking a transaction with the Company.

During the court hearing, Mr. Lazar claimed, without being familiar with the terms of the transaction being negotiated by the Company, that the pending transaction is not beneficial for the Company and he is interested in promoting “his” transactions.

Therefore, the Company’s Board believes that the main purpose of Mr. Lazar’s attempt to change the composition of the Board is to facilitate a hostile take-over of the Company in order to enable him to promote transactions that are initiated by him. The Company’s Board discussed the potential candidates presented by Mr. Lazar and concluded that the proposed transaction with the Target Company remains the best option for the Company and its shareholders.

As the Company is currently in advanced stages of negotiating the definitive agreement with the Target Company, the Company’s Board believes that maintaining the current Board and management structure is crucial for the finalization and execution of the proposed transaction. In order to attain a result that is beneficial for the Company and its shareholders, the Company needs a Board with the skills and experience to oversee and navigate the merger process, including in light of the concerns raised by the Target Company. The current members of the Board, who are familiar with the Company, its advantages and shortcomings, and the challenges it faces, should be retained in order to secure the upcoming merger transaction.

To the Company’s understanding, Mr. Lazar is a serial acquirer of “shell” companies, who, the Company’s Board fears, has only his own best interest in mind, and lacks the business, managerial and market experience that are needed by the Company under the current circumstances. Furthermore, Mr. Lazar failed to demonstrate the qualifications of his nominees to serve on the Board and how they would contribute to the advancement of the Company.

The Board firmly believes that it is in the Company’s best interest to keep the composition of the current Board at this crucial stage. The current Board members understand that in any potential transaction that the Board will advance, including the contemplated transaction with the Target Company, the majority (if not all) of the current Board members will be required to voluntarily resign in order to enable the consummation of the transaction. Therefore, the Board’s recommendation is not made with a view or purpose of self-promotion or remaining in office for an extended period and maintaining their Board seats, but rather with view of achieving a result in the best interests of the Company and its shareholders.

A definitive agreement with the Target Company has not been executed yet and negotiations and due diligence efforts are ongoing. Therefore, there is no assurance as to whether and when a definitive agreement will be signed with the Target Company.

Therefore, we recommend a VOTE:

AGAINST RESOLUTION NUMBER 1: removal of three of the current members of the Company’s Board.

AGAINST RESOLUTION NUMBER 2: appointment of Mr. Lazar’s nominees to the Company’s Board.

FOR RESOLUTION NUMBER 3: reappointment of two members of the Company’s Board.

We thank you for your support to date and your continued support.

PROPOSALS PRESENTED BY THE LAZAR GROUP

I.  TERMINATION OF THE SERVICE TERMS OF HAIM MER, SCOTT BURELL AND ISAAC ONN
(Item 1 on the Proxy Card)

General

Based on the Demand, at the Meeting, our shareholders are requested to vote on the termination of the service terms of the following currently serving members of our Board of Directors: Haim Mer, Scott Burell and Isaac Onn.

The following is information concerning the members of our Board of Directors whose removal from office is proposed by Lazar:

Haim Mer (72) has served as the Chairman of our Board of Directors and a director since our inception in December 1995. Mr. Mer has served as the Chairman of the Board of Directors of C. Mer Industries Ltd., a publicly traded company, since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005. Mr. Mer holds a B.Sc. degree in Computer Sciences and Mathematics from the Technion - Israel Institute of Technology.

Scott Burell (56) has served as a member of our Board of Directors since October 31, 2018. Since August 2018, Mr. Burell is the Chief Financial Officer of AIVITA Biomedical, Inc., an Irvine California-based immuno-oncology company focused on the advancement of commercial and clinical-stage programs utilizing curative and regenerative medicines.  From November 2006, Mr. Burell served as Chief Financial Officer, Secretary and Treasurer of CombiMatrix Corporation (NASDAQ: CBMX), a publicly traded diagnostics laboratory, until it was acquired by Invitae Corporation (NYSE: NVTA) in November 2017. Prior to this, Mr. Burell had served as CombiMatrix’s Vice President of Finance and Controller since February 2001. From May 1999 to February 2001, Mr. Burell was the Controller for Network Commerce, Inc., (NASDAQ: SPNW), which was a publicly traded technology and information infrastructure company located in Seattle. Prior to this, Mr. Burell spent nine years with Arthur Andersen’s Audit and Business Advisory practice in Seattle. During his tenure in public accounting, Mr. Burell worked with many clients, both public and private, in the high-tech and healthcare markets, and was involved in numerous public offerings, spin-offs, mergers and acquisitions. Mr. Burell is also a member of the Board of Directors of Microbot Medical (NASDAQ: MBOT), an Israeli-based medical device company. Mr. Burell obtained his Washington state CPA license in 1992 (currently inactive). He holds Bachelor of Science degrees in Accounting and Business Finance from Central Washington University. Mr. Burell is a member of our Audit Committee and Compensation Committee and is an independent director based on the requirements of the SEC and Nasdaq.

Isaac Onn (69) has served as a director since October 31, 2018. Mr. Onn is a member of Eitan Onn Law Offices in Tel Aviv, Israel. Mr. Onn served as the Chief Executive Officer and a partner of E.P.A. Fuel Services Ltd., from 2001 to 2008. Mr. Onn is also currently an outside director of CYBRA Corporation and a board member of ActiveCare Inc. (OTCMKTS: ACARQ), Intellect Neurosciences, Inc. (OTCMKTS: ILNS), Ness Energy of Israel, See World Satellites, Naturalnano, Inc. and Harrison Vickers & Waterman Inc. Mr. Onn received his degree in marketing management from the Tel-Aviv College of Management and his LLB, Bachelor of Law degree from Ono Academic Law School in Israel. Mr. Onn is a member of the Israel Bar Association. Mr. Onn is an independent director based on the requirements of Nasdaq.

Required Majority

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required for the approval of the proposed resolution.

Proposed Resolution

The Lazar Group Demand requires that the following resolution be presented at the Meeting and voted on:

“RESOLVED, to terminate the service term of Haim Mer, Scott Burell and Isaac Onn.”

The Board of Directors recommends a vote AGAINST the termination of the service terms of Haim Mer, Scott Burell and Isaac Onn.

II.  ELECTION OF THE LAZAR GROUP NOMINEES
(Item 2 on the Proxy Card)

General

The Demand included the names of three Board nominees presented by the Lazar Group, or the Lazar Group Nominees. The following is information concerning the Lazar Group Nominees based on declarations provided with the Demand:

David Lazar (30) has acted as the CEO of Custodian Ventures LLC and of Activist Investing LLC for the past four and three years, respectively. Mr. Lazars serves on the board of directors of the following companies (ticker symbols): Enabling Asia Inc. (OTC: EAIN), Finotech Group Inc. (OTC: FTGI), Adorbs Inc. (OTC: ADOB), Diversified Energy Holdings, Inc. (DIEN), Petrone Worldwide Inc. (OTC: PFWIQ), Exobox Technologies Corp. (OTC: EXBX), Alternaturals Inc. (OTC: ANAS), ZYRZ, Superbox Inc. (OTC: SBOX) and of Alliance Partners LLC and Conduit Solutions Inc. Based on Mr. Lazar’s declaration, he is not an “independent” director, does not possess “accounting and financial expertise,” and has “professional qualification” and the ability to read and understand financial statements.

Uri Ben-Or (50) is the CEO of CFO Direct and serves on the board of directors of C.F.O Direct Ltd. and SEC Direct Ltd. Mr. Ben-Or holds a B.A. in Business Administration from The College of Management in Israel, an M.B.A. from Bar-Ilan University in Israel and is licensed as a CPA in Israel. Based on Mr. Ben-Or’s declaration, he is an “independent” director, he possesses “accounting and financial expertise” and has “professional qualification” and the ability to read and understand financial statements.

Eric Greenberg (57) Mr. Greenberg holds a B.B.A in Finance and an M.B.A. in Finance, both from Baruch College in New York City. Based on Mr. Greenberg’s declaration, he is not an “independent” director, he possesses “accounting and financial expertise” and has “professional qualification” and the ability to read and understand financial statements.

Required Majority

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required for the approval of the proposed resolution. Such resolution will not be voted on in the event Proposal in Item I is not approved.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to elect each of the Lazar Nominees: David Lazar, Uri Ben-Or and Eric Greenberg, to serve as members of the board of directors of the Company until the next annual general meeting of shareholders and until their successors are duly elected and qualified.”

The Board of Directors recommends a vote AGAINST the foregoing resolution.

PROPOSAL PRESENTED BY OUR BOARD OF DIRECTORS

REELECTION OF SCOTT BURELL AND ISAAC ONN AS MEMBERS OF OUR BOARD OF DIRECTORS
(Item 3 on the Proxy Card)

General

Pursuant to Article 34.8 of our Articles, the initial service terms Mr. Scott Burrell and Mr. Isaac Onn will expire at the end of the first general meeting to take place after October 31, 2020.

Therefore, at the Meeting, shareholders are being asked to re-elect Scott Burell and Isaac Onn to hold office until our 2021 Annual General Meeting of Shareholders and until their successors are elected and qualified. Messrs. Burell and Onn have submitted a written declaration as required under the Companies Law.  Such declaration is available for review upon written request to our Secretary.

We have elected, pursuant to NASDAQ Stock Market Rule 5615(a)(3), not to follow NASDAQ’s rule regarding the nomination process of directors, and instead, we follow Israeli law and practice, under which our directors are recommended by our Board of Directors for election by our shareholders.

If re-elected at the Meeting, we will continue to pay to Messrs. Burell and Onn an annual fee, payable quarterly, of NIS 30,500 (currently equivalent to approximately $9,256 and a per meeting attendance fee of NIS 1,700 (currently equivalent to approximately $516.  A director is entitled to 60% of the per meeting fee if he or she participated in the meeting by means of communication and not in person, and to 50% of the per meeting fee if resolutions were approved in writing, without convening a meeting. In addition, Messrs. Burell and Onn previously received, and will continue to hold, an indemnification letter from us in the form previously approved by our shareholders at the annual general meeting held on August 25, 2011and are and will continue to be included in our directors and officers liability insurance policy. For information concerning the terms of service of our directors, see “Item 6. Directors, Senior Management and Employees” under “Compensation” and “Board Practices” in our Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the SEC on March 26, 2020.

For more information concerning Messrs. Burell and Onn and their expertise and qualifications, see Item I above.

Required Majority

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required for the approval of the proposed resolution.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to elect each of Scott Burell and Isaac Onn, to serve as members of the board of directors of the Company until the next annual general meeting of shareholders and until their successors are duly elected and qualified.”

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intend to present a proposal at a shareholders’ meeting must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting. Any shareholders of our company who intend to present proposals at the Meeting must submit their proposals in writing to us at the address set forth above, attention: CFO, by no later than April 1, 2021.  If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than April 8, 2021 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC.

OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

By Order of the Board of Directors, /s/ Ofira Bar Ofira Bar Corporate Secretary

Dated: March 25, 2021